DB

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

SEC Mail Processing Section
MAR 01 2019
Washington DC
416

19008063

ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC FILE NUMBER
8- 14609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 South Clinton Street
(No. and Street)

Fort Wayne	IN	46802
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl R. Pawsat (336) 691-3486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

2005 Market Street, Suite 700	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Carl R. Pawsat, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Financial Securities Corporation, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

AVP, Financial and Operations Principal

Title

Notary Public

LORI C KNIBB
Notary Public, North Carolina
Guilford County
My Commission Expires
2/2/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Financial Securities Corporation

Statement of Financial Condition

Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

You're In Charge®

Lincoln
Financial Securities®
A member of Lincoln Financial Group

Lincoln Financial Securities Corporation

Statement of Financial Condition

Year Ended December 31, 2018

Contents

EY
Building a better working world

Ernst & Young LLP
One Commerce Square
Suite 700
2005 Market Street
Philadelphia, PA 19103

Tel: +1 215 448 5000
Fax: +1 215 448 4069

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lincoln Financial Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lincoln Financial Securities Corporation (an indirect, wholly owned subsidiary of Lincoln National Corporation) (the Company) as of December 31, 2018, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.
February 28, 2019

Lincoln Financial Securities Corporation

Statement of Financial Condition

	December 31, 2018
Assets	
Cash and invested cash	$ 21,116,117
Commissions and fees receivable from third parties	4,987,326
Commissions and fees receivable from affiliates	335,424
Due from affiliates	1,469,146
Other assets	11,285,293
Net property and equipment (accumulated depreciation: 2018 - $1,672,856)	1,415,113
Total assets	$ 40,608,419
Liabilities and stockholder's equity	
Liabilities:	
Payable to vendors	$ 282,013
Due to affiliates	3,371,891
Accrued commissions	3,978,018
Accrued compensation and benefits	419,850
Other liabilities	8,948,843
Total liabilities	17,000,615
Stockholder's equity:	
Common stock – $1 par value; 100,000 shares authorized; 50,000 shares issued and outstanding	50,000
Additional paid-in capital	33,730,325
Accumulated deficit	(10,172,521)
Total stockholder's equity	23,607,804
Total liabilities and stockholder's equity	$ 40,608,419

See accompanying notes.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards

Nature of Operations

Lincoln Financial Securities Corporation ("LFS" or the "Company," which also may be referred to as "we," "our" or "us") is a registered broker-dealer and investment advisor engaged principally in the distribution of securities, including certain mutual funds, variable insurance products, fee-based investment advisory services, and equity and fixed income securities. LFS is licensed to engage in broker-dealer and investment advisor activity throughout the United States. LFS is a wholly owned subsidiary of Lincoln National Corporation ("LNC").

Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with United States of America generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position are summarized below.

The Company and other affiliated entities that provide services to the Company are under common ownership and management control. The existence of this control could result in the Company's financial position being significantly different from those that would have been obtained if the Company were autonomous.

The Company operates in one reportable segment given the similarities of all the products and services we provide.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements. Those estimates are inherently subject to change and actual results could differ from those estimates.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Cash and Invested Cash

Cash and invested cash is carried at cost, which approximates fair value, and includes all highly liquid investments purchased with an original maturity of three months or less. Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), we categorized cash and invested cash in Level 1 of the fair value hierarchy. Cash and invested cash included $20,700,000 of securities which were subject to haircuts in the computation of net capital.

Revenue from Contracts with Customers

The associated accounts receivables are included in the commissions and fees receivable from third parties and affiliates on the Statement of Financial Condition.

Income Taxes

LNC files a U.S. consolidated income tax return that includes all eligible subsidiaries, including LFS. Pursuant to an intercompany tax-sharing agreement with LNC, LFS provides for income taxes on a separate return filing basis. The tax-sharing agreement also provides that LFS will receive benefit for net operating losses, capital losses, and tax credits, which may not be usable on a separate return basis to the extent such items may be utilized in the consolidated federal income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. See Note 3 for additional information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Other Assets and Other Liabilities related to AdviceNext^{SM}

In 2013, the Company entered into an agreement with our clearing provider to launch *AdviceNext^{SM}*, an integrated offering that optimizes the delivery of the firm's practice resources, tools and technology to advisors.

The agreement provides for business development credits that are received by the Company from the clearing provider upon execution of the contract and achievement of certain time or performance milestones, as specified in the contract. The business development credits are recorded as deferred revenue and are being recognized over the contract period. Additionally, the launch of *AdviceNext^{SM}* results in incremental and identifiable costs that are directly related to the acquisition of the agreement with the clearing provider. These costs have been capitalized and will be amortized over the contract period.

The significant components reported in our Statement of Financial Condition were as follows:

	December 31, 2018
Other Assets	
Business development credit receivable	$ 330,000
Capitalized costs, net of amortization	8,145,174
Other Liabilities	
Business development credit deferred revenue	7,122,426

Property and Equipment

Property and equipment owned for company use is carried at cost less allowances for depreciation.

Deferred Compensation

Certain LFS employees participate in a deferred compensation plan sponsored and administered by LNC. LFS is allocated appropriate expenses related to the plan by LNC. LFS reports the associated liability in accrued compensation and benefits on the Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Stock-Based Compensation

Certain LFS employees participate in stock-based compensation programs sponsored and administered by LNC. LFS is allocated appropriate expenses related to the program by LNC. LFS reports the nonexercised portion in accrued compensation and benefits on the Statement of Financial Condition.

Loans to Registered Representatives

LFS has a loan program to attract top-producing representatives to join the sales network. Assuming the producers can generate gross dealer concessions ("GDC") in excess of a contracted amount, LFS will advance the representative a specified dollar amount that will be forgiven over the life of the loan (typically three to seven years). The executed contract for each loan stipulates annual GDC requirements that must be met in order for that year's proportion of the loan to be waived. Alternatively, if at the end of the contract period, the cumulative GDC production is equal to or in excess of the aggregate contract requirement, the entire balance of the loan will be waived. LFS reported loan receivables, net of amortization, of $2,590,671 as of December 31, 2018, in other assets on the Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Adoption of New Accounting Standard

The following table provides a description of our adoption of new ASUs issued by the FASB and the impact of the adoption on our financial statements. ASUs not listed below were assessed and determined to be either not applicable or not material in presentation or amount.

Standard	Description	Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2014-09, Revenue from Contracts with Customers and all related amendments	This standard establishes the core principle of recognizing revenue to depict the transfer of promised goods and services and defines a five-step process that systematically identifies the various components of the revenue recognition process, culminating with the recognition of revenue upon satisfaction of an entity's performance obligation.	January 1, 2018	We adopted the standard and all related amendments using the modified retrospective method. Our primary sources of revenue are within the scope of this standard. There were no changes in the timing or measurement of revenues based upon the guidance. As a result, there is no cumulative effect on retained earnings. See Note 2 for more information.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Future Adoption of New Accounting Standards

The following table provides a description of future adoptions of new accounting standards that may have an impact on our financial statements when adopted:

Standard	Description	Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-02, Leases	This standard establishes a new accounting model for leases. Lessees will recognize most leases on the balance sheet as a right-of-use asset and a related lease liability. The lease liability is measured as the present value of the lease payments over the lease term with the right-of-use asset measured at the lease liability amount and including adjustments for certain lease incentives and initial direct costs. Lease expense recognition will continue to differentiate between finance leases and operating leases resulting in a similar pattern of lease expense recognition as under current GAAP. This ASU permits a modified retrospective adoption approach that includes a number of optional practical expedients that entities may elect upon adoption. Early adoption is permitted.	January 1, 2019	We do not expect the adoption of this guidance to have a material impact on our Statement of Financial Condition.

1. Nature of Operations, Basis of Presentation, Summary of Significant Accounting Policies and New Accounting Standards (continued)

Standard	Description	Projected Date of Adoption	Effect on Financial Statements or Other Significant Matters
ASU 2016-13, Measurement of Credit Losses on Financial Instruments	These amendments adopt a new model to measure and recognize credit losses for most financial assets. The amendments require credit losses to be recognized through an allowance with the impacts to be adopted through a cumulative effect adjustment to the beginning balance of retained earnings as of the first reporting period in which the amendments are effective. Early adoption is permitted for annual periods beginning after December 15, 2018, and interim periods therein.	January 1, 2020	We are still evaluating the impact of the adoption of this ASU.

2. Revenues from Contracts with Customers

As discussed in Note 1, we adopted ASU 2014-09, Revenue from Contracts with Customers, as of January 1, 2018. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

As of December 31, 2018, LFS did not record any assets on the Statement of Financial Condition related to costs to obtain or fulfill a contract with a customer.

3. Income Taxes

The SEC previously issued rules that allow for a one-year measurement period after the enactment of the Tax Act to finalize calculations and recording of the related tax impacts. Subsequent to the Tax Act, we have continued to review and analyze the provisions of the Tax Act, including the actual and potential impact of the reduction in the U.S. federal corporate income tax rate and the impact of specific life insurance provisions on our statement of financial condition. The current year impact of the enactment of the Tax Act is $116.

The income tax asset (liability) was as follows:

	December 31, 2018
Federal income tax asset (liability):	
Current	$ 1,466,496
Deferred	(100,156)
Total federal income tax asset (liability)	1,366,340
State income tax asset (liability):	
Current	33,509
Deferred	(19,149)
Total state income tax asset (liability)	14,360
Total current income tax asset (liability)	1,500,005
Total deferred income tax asset (liability)	(119,305)
Total income tax asset (liability)	$ 1,380,700

3. Income Taxes (continued)

Significant components of our deferred tax assets and liabilities were as follows:

	December 31, 2018
Deferred tax assets	
Planner loans	$ 328,425
Accrued liabilities	129,183
Total deferred tax assets	$ 457,608
Deferred tax liabilities	
AdviceNext[SM]	284,077
Other	273,686
Total deferred tax liabilities	557,763
Net deferred tax asset (liability)	$ (100,155)

Current federal income taxes receivable is included in due from affiliates on the Statement of Financial Condition. Current state income taxes receivable is included in other assets on the Statement of Financial Condition. Net deferred tax liability is included in other liabilities on the Statement of Financial Condition.

The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. At December 31, 2018, the Company concluded that it was more likely than not that its gross deferred tax assets will reduce taxes payable in future years; therefore, no valuation allowance was necessary.

The LNC consolidated group is subject to examination by U.S. federal, state, local and non-U.S. income authorities. We are currently not under examination by the Internal Revenue Service; however, tax years 2015 and forward remain open under the applicable statute of limitations.

There are no uncertain tax positions related to the Company in the current year.

4. Agreements and Transactions With Affiliates

In order to be compliant with the Financial Industry Regulatory Authority ("FINRA") rules regarding proper expense recognition and expense-sharing agreements, LFS has entered into various cost-sharing agreements with affiliates. Additionally, costs are allocated to LFS by certain affiliates under common LNC control for corporate and administrative services and for certain securities-related and product-specific expenses pursuant to Master Services Agreements. Costs include, but are not limited to, expenses related to broker-dealer management and operations, home and field office, human resource administration, print and distribution, legal services, compliance, administrative expenses, information technology, and communication services.

Due from affiliates and Due to affiliates reported on the Statement of Financial Condition relate to the intercompany expense sharing and tax agreements.

5. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the Securities and Exchange Commission ("SEC") and FINRA, regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisors.

LFS is involved in various pending or threatened legal or regulatory proceedings arising from the conduct of business both in the ordinary course and otherwise. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

5. Contingencies (continued)

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2018. While the potential future charges could be material in the particular quarterly or annual periods in which they are recorded, based on information currently known by management, management does not believe any such charges are likely to have a material adverse effect on LFS's financial position.

For some matters, the Company is able to estimate a reasonably possible range of loss. For such matters in which a loss is probable, an accrual has been made. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. For other matters, we are not currently able to estimate the reasonably possible loss or range of loss. We are often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, we review relevant information with respect to litigation contingencies and update our accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

6. Net Capital Requirements

LFS operates under the alternative standard provisions of the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the minimum net capital to be the greater of $250,000 or 2% of aggregate debit items computed in accordance with the SEC Customer Protection Rule (Rule 15c3-3) reserve requirements.

	December 31, 2018
Minimum net capital requirement	$ 250,000
Net capital	8,217,540
Excess net capital	$ 7,967,540

7. Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Lincoln
Financial Securities®
A member of Lincoln Financial Group
You're In Charge®

Lincoln Financial Securites Corporation
1300 Clinton Street
Fort Wayne, IN 46802